

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Dr. Cameron Durant
Executive Chairman and Director
Anavex Life Sciences Corp.
50 Harrison Street, Suite 315A
Hoboken, NJ 07030

>   **Re: Anavex Life Sciences Corp.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2010**
>   **Filed December 27, 2010**
>   **File No. 000-51652**

Dear Dr. Durant:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter within ten business days by providing the requested information, by amending your Form 10-K for the year ended September 30, 2010 or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendments filed and/or information provided, we may raise additional comments.

Consolidated Financial Statements

Consolidated Statement of Changes in Capital Deficit

1. You have labeled certain pages of this financial statement as unaudited. Please amend your filing to remove this language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660, or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant